SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Isramco, Inc.

(NAME OF THE ISSUER)

Isramco, Inc.

Haim Tsuff

United Kingsway Ltd.

YHK General Manager Ltd.

YHK Investment LP

Equital, Ltd.

J.O.E.L. Jerusalem Oil Exploration Ltd.

Naphtha Israel Petroleum Corporation, Ltd.

Naphtha Holding Ltd.

I.O.C. - Israel Oil Company, Ltd.

Naphtha US Oil, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

465141406

(CUSIP Number of Class of Securities)

Isramco, Inc. Attn: Anthony James 1001 West Loop South, Suite 750 Houston, Texas 77027 United States of America (713) 621-3882	Naphtha Israel Petroleum Corporation, Ltd. Attn: Noa Lendner 8, Granit Street, P. O. Box 2695 Petach Tikva, 4951407 Israel +972-3-922-9225

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Lior O. Nuchi Norton Rose Fulbright US LLP 555 California Street San Francisco, California 94104 (628) 231-6817	Andrew J. Ericksen Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$96,528,903.40	$11,699.30

*

Calculated solely for determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the 795,131 outstanding shares of Common Stock to which the transaction applies by the per share merger consideration of $121.40.

**

In accordance with Rule 0-11(b)(1) under the Exchange Act and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, the filing fee of $11,699.30 was determined by multiplying 0.0001212 by the transaction valuation of $96,528,903.40.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,699.30	Filing Party: Isramco, Inc.

Form or Registration No.: Schedule 14A	Date Filed: August 1, 2019

Introduction

This Amendment No. 1 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”) amends and supersedes the Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed on August 1, 2019, which Transaction Statement, together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Isramco, Inc., a Delaware corporation (the “Company”), and the issuer of the shares of common stock, par value $0.01 per share (the “Common Stock”) that are subject to the Rule 13e-3 transaction; (ii) Naphtha Israel Petroleum Corporation Ltd., an Israeli public company (“Naphtha”); (iii) Naphtha Holding Ltd, an Israeli private company and a direct wholly owned subsidiary of Naphtha (“NHL”); (iv) I.O.C. - Israel Oil Company, Ltd., an Israeli private company and a subsidiary of Naphtha (“Parent”); (v) Naphtha US Oil, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub” and, together with Naphtha, NHL and Parent, the “Purchaser Parties”); (vi) J.O.E.L. Jerusalem Oil Exploration Ltd., an Israeli private company; (vii) Equital, Ltd., an Israeli public company; (viii) YHK Investment LP, an Israeli private limited partnership; (ix) YHK General Manager Ltd., an Israeli private company; (x) United Kingsway Ltd., a private company formed under the laws of the Commonwealth of the Bahamas; and (xi) Haim Tsuff, and individual. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated May 20, 2019 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company and the Purchaser Parties. Pursuant to the Merger Agreement, if the conditions to the closing of the merger are either satisfied or waived, as applicable, Merger Sub will be merged with and into the Company and each share of Common Stock outstanding at the effective time of the merger (other than certain shares as set forth in the Merger Agreement) will be cancelled and converted into the right to receive $121.40 in cash per share, without interest and less any applicable withholding taxes (the “Merger”).

The board of directors of the Company (the “Board”) (other than Mr. Haim Tsuff, who recused himself from the vote of the Board because of his affiliation with the Purchaser Group (as defined below)), acting upon the recommendation of a special committee of independent and disinterested directors previously appointed (the “Special Committee”), has unanimously (a) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (together with the Merger, the “Contemplated Transactions”) are advisable and fair to, and in the best interests of, the Company and the Company’s stockholders (other than members of the Purchaser Parties and any “affiliate” (within the meaning of Rule 12b-2 under the Exchange Act) of any of the Purchaser Parties (referred to collectively as the “Purchaser Group”) and Section 16 officers of Isramco (determined pursuant to Rule 16a-1(f) under the Exchange Act)), (b) approved the Merger Agreement and the Contemplated Transactions, including the Merger, and (c) resolved to recommend that the stockholders of the Company approve the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC an amended preliminary proxy statement (as amended, the “Proxy Statement”) under Regulation 14A of the Exchange Act. The Board will solicit proxies from the stockholders of the Company in connection with the Merger pursuant to the definitive version of the Proxy Statement. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined in this Transaction Statement have the meanings given to them in the Proxy Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers About the Special Meeting and the Merger”

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a)

Name and Address. The information set forth in the Proxy Statement under the caption “Summary Term Sheet Relating to the Merger—The Parties to the Merger Agreement” is incorporated herein by reference.

(b)	Securities. The information set forth in the Proxy Statement under the caption “Summary Term Sheet Relating to the Merger—The Parties to the Merger Agreement” is incorporated herein by reference.

(c)

Trading Market and Price. The information set forth in the Proxy Statement under the caption “Important Additional Information Regarding Isramco—Market Price of the Common Stock” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Merger Agreement—Conduct of Business Pending the Merger”

“Important Additional Information Regarding Isramco—Dividends”

(e)	Prior Public Offerings. Not applicable.

(f)

Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “Important Additional Information Regarding Isramco—Transactions in Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

Regulation M-A Item 1003

(a)-(c)

Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“The Parties to the Merger”

“Important Information Regarding the Purchaser Group Members”

“Important Additional Information Regarding Isramco—Company Background”

“Important Additional Information Regarding Isramco—Executive Officers and Directors”

“Important Additional Information Regarding Isramco—Security Ownership of Management and Certain Beneficial Owners”

“Where You Can Find Additional Information”

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Plans for Isramco After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Isramco’s Directors and Executive Officers in the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Special Meeting—Required Votes”

“Proposal No. 1: The Merger Proposal”

“The Merger Agreement—Effect of the Merger on the Common Stock of Isramco and Merger Sub”

“The Merger Agreement—Payment for the Common Stock in the Merger”

“The Merger Agreement—Conditions to the Merger”

Annex A: Agreement and Plan of Merger

Annex C: Voting and Support Agreement

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Isramco’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock of Isramco and Merger Sub”

“The Merger Agreement—Payment for the Common Stock in the Merger”

Annex A: Agreement and Plan of Merger

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Dissenters’ Rights of Appraisal”

“Special Factors—Rights of Appraisal”

“The Merger Agreement—Effect of the Merger on the Common Stock of Isramco and Merger Sub”

Annex D: Section 262 of the General Corporation Law of the State of Delaware

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Provisions for Unaffiliated Stockholders” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Isramco’s Directors and Executive Officers in the Merger”

“Agreements with Purchaser Group Members Involving Common Stock”

“Important Additional Information Regarding Isramco—Transactions in Common Stock”

“Important Additional Information Regarding Isramco—Transactions Between Isramco and the Purchaser Group Members”

“Where You Can Find Additional Information”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Plans for Isramco After the Merger”

“Special Factors—Interests of Isramco’s Directors and Executive Officers in the Merger”

“Important Information Regarding the Purchaser Group Members—Purchaser Group Past Transactions”

“The Merger Agreement”

“Agreements with Purchaser Group Members Involving Common Stock”

“Important Additional Information Regarding Isramco – Transactions in Common Stock”

“Where You Can Find Additional Information”

Annex A: Agreement and Plan of Merger

Annex C: Voting and Support Agreement

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Isramco’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Votes”

“The Merger Agreement”

“Important Additional Information Regarding Isramco—Security Ownership of Management and Certain Beneficial Owners”

“Important Additional Information Regarding Isramco—Transactions in Common Stock”

“Important Additional Information Regarding Isramco—Transactions Between Isramco and the Purchaser Group Members”

“Agreements with Purchaser Group Members Involving Common Stock”

“Where You Can Find Additional Information”

Annex A: Agreement and Plan of Merger

Annex C: Voting and Support Agreement

Item 6.	Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Certain Effects of the Merger”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock of Isramco and Merger Sub”

Annex A: Agreement and Plan of Merger

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Plans for Isramco After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of Isramco’s Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of Common Stock”

“The Merger Agreement”

“Important Additional Information Regarding Isramco—Dividends”

Annex A: Agreement and Plan of Merger

Annex C: Voting and Support Agreement

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference

“Summary Term Sheet Relating to the Merger—Purposes and Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Summary Term Sheet Relating to the Merger —Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

Annex A: Agreement and Plan of Merger

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Purposes and Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Summary Term Sheet Relating to the Merger—Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Duff & Phelps, Financial Advisor to the Special Committee”

“Special Factors—Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Plans for Isramco After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of Isramco’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Delisting and Deregistration of Common Stock”

“Special Factors—Rights of Appraisal”

“The Merger Agreement”

Annex A: Agreement and Plan of Merger

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Purposes and Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Summary Term Sheet Relating to the Merger—Opinion of Duff & Phelps, Financial Advisor to the Special Committee”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Duff & Phelps, Financial Advisor to the Special Committee”

“Special Factors—Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Interests of Isramco’s Directors and Executive Officers in the Merger”

Annex B: Opinion of Duff & Phelps, LLC

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Required Votes”

“Proposal No. 1: The Merger Proposal”

“The Merger Agreement—Conditions to the Merger”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Purposes and Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Duff & Phelps, Financial Advisor to the Special Committee”

Annex B: Opinion of Duff & Phelps, LLC

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Purposes and Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

(f)	Other Offers. Not applicable

Item 9.	Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a)-(b)

Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The discussion and/or presentation materials prepared by Duff & Phelps, LLC and provided to the Special Committee, dated November 26, 2018, January 10, 2019, January 25, 2019, January 28, 2019, February 14, 2019, March 12, 2019, April 2, 2019 and May 20, 2019, are set forth as Exhibits (c)(2) – (c)(9), respectively, hereto and are incorporated herein by reference. The reserve reports prepared by Netherland, Sewell & Associates, Inc. and Cawley, Gillespie & Associates Inc. are set forth as Exhibits (c)(10) and (c)(11), respectively, hereto and are incorporated by reference herein.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Opinion of Duff & Phelps, Financial Advisor the Special Committee”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Duff & Phelps, Financial Advisor to the Special Committee”

“Special Factors—Projected Financial Information”

“Special Factors—Fees and Expenses”

“Where You Can Find Additional Information”

Annex B: Opinion of Duff & Phelps, LLC

(c)

Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of Common Stock or by a representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)-(b)	Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Financing”

“Special Factors—Financing”

“Special Factors—Regulatory Approvals”

“Special Factors—Fees and Expenses”

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Expense Reimbursement Provisions”

“Special Factors—Fees and Expenses”

“Special Factors—Interests of Isramco’s Directors and Executive Officers in the Merger—Compensation of the Special Committee”

“The Merger Agreement—Fees and Expenses”

(d)	Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding The Purchaser Group Members”

“Important Additional Information Regarding Isramco—Security Ownership of Management and Certain Beneficial Owners”

(b)

Securities Transactions. The information set forth in the Proxy Statement under the caption “Important Additional Information Regarding Isramco—Transactions in Common Stock” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Interests of Isramco’s Directors and Executive Officers in the Merger”

“Important Information Regarding The Purchaser Group Members”

“The Special Meeting—Required Votes”

“Important Additional Information Regarding Isramco—Security Ownership of Management and Certain Beneficial Owners”

“Agreements with Purchaser Group Members Involving Common Stock—Support Agreement”

Annex C: Voting and Support Agreement

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purchaser Group Members’ Purposes and Reasons for the Merger

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

Item 13.	Financial Statements

Regulation M-A Item 1010

(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Additional Information Regarding Isramco—Selected Historical Consolidated Financial Information”

“Important Additional Information Regarding Isramco—Book Value Per Share”

“Where You Can Find Additional Information”

The audited financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission on March 18, 2019, as amended by the Company’s Amendment No. 1 to the Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 30, 2018, are incorporated herein by reference and included as Exhibits (a)(6) and (a)(7), respectively, hereto.

The unaudited financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the Securities and Exchange Commission on August 9, 2019, are incorporated herein by reference and included as Exhibit (a)(8) hereto.

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Duff & Phelps, Financial Advisor to the Special Committee”

“Special Factors—Interests of Isramco’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15.	Additional Information

Regulation M-A Item 1011

(b)

Golden Parachute Compensation. The information set forth in the Proxy Statement under the caption “Special Factors—Interests of Isramco’s Directors and Executive Officers in the Merger” is incorporated herein by reference.

(c)	Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016

(a) (1)

Proxy Statement of Isramco, Inc. (incorporated by reference to Isramco, Inc.’s amended Schedule 14A filed concurrently with the Securities and Exchange Commission and incorporated herein by reference (as amended, the “Proxy Statement”)).

(a) (2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3)	Letter to the Company Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (4)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (5)	Press Release dated May 20, 2019 (filed as Exhibit 99.1 to Isramco, Inc.’s Current Report on Form 8-K, filed May 20, 2019 and incorporated herein by reference).

(a) (6)	Isramco, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 18, 2019 (incorporated herein by reference).

(a) (7)	Amendment No. 1 to the Isramco, Inc. Annual Report on Form 10-K/A for the fiscal year ended December 31, 2018, filed with the SEC on April 30, 2019 (incorporated herein by reference).

(a) (8)	Isramco, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the SEC on August 9, 2019 (incorporated herein by reference).

(b)	None.

(c) (1)	Opinion of Duff & Phelps, LLC (incorporated herein by reference to Annex B of the Proxy Statement).

(c) (2)

Preliminary Findings, dated November 26, 2018, prepared by Duff & Phelps, LLC for the Special Committee of the Board of Directors of Isramco, Inc. (incorporated herein by reference to Exhibit (c)(2) of the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the filing persons on August 1, 2019 (the “Original Transaction Statement”)).

(c) (3)

Discussion Materials, dated January 10, 2019, prepared by Duff & Phelps, LLC for the Special Committee of the Board of Directors of Isramco, Inc. (incorporated herein by reference to Exhibit (c)(3) of the Original Transaction Statement).

(c) (4)

Discussion Materials, dated January 25, 2019, prepared by Duff & Phelps, LLC for the Special Committee of the Board of Directors of Isramco, Inc. (incorporated herein by reference to Exhibit (c)(4) of the Original Transaction Statement).

(c) (5)

Discussion Materials, dated January 25, 2019, prepared by Duff & Phelps, LLC for the Special Committee of the Board of Directors of Isramco, Inc. (incorporated herein by reference to Exhibit (c)(5) of the Original Transaction Statement).

(c) (6)

Discussion Materials, dated February 14, 2019, prepared by Duff & Phelps, LLC for the Special Committee of the Board of Directors of Isramco, Inc. (incorporated herein by reference to Exhibit (c)(6) of the Original Transaction Statement).

(c) (7)

Valuation Summary, dated March 12, 2019, prepared by Duff & Phelps, LLC for the Special Committee of the Board of Directors of Isramco, Inc. (incorporated herein by reference to Exhibit (c)(7) of the Original Transaction Statement).

(c) (8)

Discussion Materials, dated April 2, 2019, prepared by Duff & Phelps, LLC for the Special Committee of the Board of Directors of Isramco, Inc. (incorporated herein by reference to Exhibit (c)(8) of the Original Transaction Statement).

(c) (9)

Fairness Analysis, dated May 20, 2019, prepared by Duff & Phelps, LLC for the Special Committee of the Board of Directors of Isramco, Inc. (incorporated herein by reference to Exhibit (c)(9) of the Original Transaction Statement).

(c) (10)

Reserve Report, prepared by Netherland, Sewell & Associates, Inc., estimating the proved, probable, and possible reserves and future revenue, to the Isramco Negev 2 Limited Partnership working interest in certain gas properties located in Tamar and Tamar Southwest Fields, Tamar Lease I/12, offshore Israel, as of December 31, 2018. (incorporated herein by reference to Exhibit (c)(10) of the Original Transaction Statement).

(c) (11)

Reserve Report, prepared by Cawley, Gillespie & Associates, Inc., including estimates of proved developed producing reserves and forecasts of economics attributable to Isramco Energy, LLC, Isramco Resources, LLC, and Jay Petroleum, L.L.C., as of December 31, 2018 (filed as Exhibit 10.1 to Isramco, Inc.’s Current Report on Form 8-K, filed February 11, 2019 and incorporated herein by reference).

(d) (1)

Agreement and Plan of Merger, dated May 20, 2019, by and among the Naphtha Israel Petroleum Corporation Ltd., Naphtha Holding Ltd., I.O.C. - Israel Oil Company Ltd. Naphtha US Oil, Inc. and Isramco, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d) (2)

Voting and Support Agreement, dated as of May 20, 2019, by and among the Naphtha Holding Ltd., I.O.C. - Israel Oil Company, Ltd., Isramco, Inc. and Haim Tsuff (incorporated herein by reference to Annex C of the Proxy Statement).

(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex D of the Proxy Statement).

(g)	None.

SIGNATURes

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2019

ISRAMCO, INC.

By:	/s/ Edy Francis
Name:	Edy Francis
Title:	Co-Chief Executive Officer / Chief
Financial Officer

By:	/s/ Anthony James
Name:	Anthony James
Title:	General Counsel and Corporate
Secretary

NAPHTHA ISRAEL PETROLEUM CORPORATION, LTD.

By:	/s/ Eran Saar
Name:	Eran Saar
Title:	Chief Executive Officer

By:	/s/ Noa Lendner
Name:	Noa Lendner
Title:	General Counsel
NAPHTHA HOLDING LTD.

By:	/s/ Eran Saar
Name:	Eran Saar
Title:	Chief Executive Officer

By:	/s/ Noa Lendner
Name:	Noa Lendner
Title:	General Counsel
I.O.C. - ISRAEL OIL COMPANY, LTD.

By:	/s/ Eran Saar
Name:	Eran Saar
Title:	Chief Executive Officer

By:	/s/ Noa Lendner
Name:	Noa Lendner
Title:	General Counsel

NAPHTHA US OIL, INC.

By:	/s/ Edy Francis
Name:	Edy Francis
Title:	Vice President and Treasurer
J.O.E.L. Jerusalem Oil Exploration Ltd.

By:	/s/ Eran Saar
Name:	Eran Saar
Title:	Chief Executive Officer
By:	/s/ Noa Lendner
Name:	Noa Lendner
Title:	General Counsel
EQUITAL, LTD.

By:	/s/ Eran Saar
Name:	Eran Saar
Title:	Chief Executive Officer

By:	/s/ Noa Lendner
Name:	Noa Lendner
Title:	General Counsel

YHK INVESTMENT LP By: YHK GENERAL MANAGER LTD., its general partner

By:	/s/ Haim Tsuff
Name:	Haim Tsuff
Title:	Director

By:	/s/ Boaz Tsuff
Name:	Boaz Tsuff
Title:	Director
YHK GENERAL MANAGER LTD.

By:	/s/ Haim Tsuff
Name:	Haim Tsuff
Title:	Director

By:	/s/ Boaz Tsuff
Name:	Boaz Tsuff
Title:	Director
UNITED KINGSWAY LTD.

By:	/s/ Haim Tsuff
Name:	Haim Tsuff
Title:	Director
HAIM TSUFF

/s/ Haim Tsuff